

Mail Stop 4628

June 9, 2016

Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 75201

      Re: **Blue Buffalo Pet Products, Inc.**
              Registration Statement on Form S-1
              Filed May 13, 2016
              Amendment No. 1 to Registration Statement on Form S-1
              Filed May 16, 2016
              File No. 333-211377

Dear Mr. Nathenson:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your disclosure to provide consistent information regarding the number of shares that you are registering under this registration statement. In this regard, explain why you indicate on the facing page of your filing and on your prospectus cover page that you are registering the sale of 28,750,000 shares (including 3,750,000 underwriter shares), but your tabular disclosure on page 121 appears to reference the sale of approximately 35,700,000 shares to be sold (including approximately 4,700,000 underwriter option shares). Additionally, please ensure that the table on

> page 121 provides all information that Item 507 of Regulation S-K requires, including the amount to be offered by each selling stockholder.

Exhibits

Exhibit 5.1

2.   The current legality opinion references the sale of "up to 27,000,000 shares of common stock . . . by certain selling stockholders identified in the Registration Statement" and "the sale by a certain selling stockholder identified in the Registration Statement of up to 175,000 shares of Common Stock to be issued by the Company to such selling stockholder upon the exercise of [stock] options . . . ." However, this information appears to be inconsistent with the information you provide in your filing. For example, the numbers of shares referred to in the opinion do not align with those on the facing page and the prospectus cover page; nor do they align with those you provide in your table of principal and selling stockholders on page 121. Please explain the inconsistencies or provide a revised legality opinion from counsel. Refer to Item 601(b)(5) of Regulation S-K and the guidance related thereto in the Division's Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421, or, in his absence, me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources